

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Daniel J. O'Connor
President and Chief Executive Officer
New Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

   Re: New Ambrx Biopharma Inc.
    Registration Statement on Form S-4
    Filed August 25, 2023
    File No. 333-274230

Dear Daniel J. O'Connor:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Raymond Bogenrief, Esq.